Exhibit 12.1

Ratio of Earnings to Fixed Charges
Rotech Healthcare Inc.

	Predecessor Company										Successor Company

									Three months ended March 31, 2002		Three months ended June 30, 2002		Nine months ended December 31, 2002		Three months ended June 30, 2003		Six months ended June 30, 2003
	Year ended December 31

	1998		1999		2000		2001

Ratio of Earnings to Fixed Charges
Pretax income (loss) from continuing operations	$112,754		$71,151		$3,314		$40,030		$(153,944)		$12,291		$24,775		$(11,487)		$(1,945)
Add fixed charges	6,589		8,363		8,251		7,832		1,900		13,950		40,333		11,912		24,521

Total Earnings (Loss) (A)	$119,343		$79,514		$11,565		$47,862		$(152,044)		$26,241		$65,108		$425		$22,576

Interest Expense	$221		$490		$108		$74		$14		$11,805		$33,556		$9,860		$20,201
Estimate of the interest within rental expense (33% of total)	6,368		7,873		8,143		7,758		1,886		2,145		6,777		2,052		4,320

Total Fixed Charges (B)	$6,589		$8,363		$8,251		$7,832		$1,900		$13,950		$40,333		$11,912		$24,521

Ratio (A/B)	18.11	x	9.51	x	1.40	x	6.11	x	(80.03	)x(1)	1.88	x	1.61	x	0.04	x	0.92	x

(1)

The dollar amount of the deficiency for the three months ended March 31, 2002 was $153,944. Such amount includes approximately $153,197 of reorganization expense to write-down the Predecessor’s assets to fair market value.